Exhibit 99.1

Marex appoints Georges Assi to the Group Board

LONDON, June 8, 2026 – Marex Group plc (‘Marex’ or the ‘Group’; NASDAQ: MRX), the diversified global financial services platform, today announces it has appointed Georges Assi to the Group Board with immediate effect. Georges will serve as a member of the Risk Committee.

Georges is a fintech entrepreneur following many years as an investment banker in the credit and fixed income markets. He is the CEO of Sigma Lending, a fintech lender he founded in 2023 that provides UK small and medium-sized enterprises with access to working capital using technology-enabled underwriting. Georges is also the Co-Founder and Partner of Naviter Capital, an investment firm specialising in the private credit markets that he co-founded in 2013.

Prior to establishing Naviter in 2013, Georges worked as a Senior Managing Director at Nomura International. During his tenure, Georges ran the Global Credit business and the Fixed Income division in Europe. Before this, he spent eight years at Lehman Brothers in a variety of senior roles including Global Head of Structured Credit and European Head of Credit products, culminating in a role as co-Head of Fixed Income in Europe.

Robert Pickering, Chair of the Marex Board, commented:

“We are delighted to welcome Georges to the Marex Board. He brings a combination of demonstrable success as an entrepreneur and expertise in the fast-paced fintech industry, together with a solid grounding in investment banking and financial markets. We look forward to benefiting from his experience and insight, particularly in the use of innovation and technology to generate growth and scale at pace.”

Ends

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including the expected contribution to the company. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risks discussed under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission (the “SEC”) and our other reports filed with the SEC. The forward-looking statements made in this press release relate only to events or information as of the date on which the statements are made in this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

About Marex: Marex Group plc (NASDAQ:MRX) provides market access, infrastructure services and essential liquidity to clients across global commodity and financial markets. The Group provides comprehensive breadth and depth of coverage across four services: Clearing, Agency and Execution, Market Making and Hedging and Investment Solutions. It has a leading franchise in many major metals, energy and agricultural products, with access to more than 60 exchanges. Marex has over 3,400 active clients, including some of the largest commodity producers, consumers and traders, banks, hedge funds and asset managers. With more than 50 offices worldwide, the Group has over 3000 employees across Europe, Asia and the Americas. For more information visit www.marex.com.

Enquiries please contact:

Marex: Nicola Ratchford / Adam Strachan

+44 778 654 8889 / +1 914 200 2508

nratchford@marex.com / astrachan@marex.com

FTI Consulting US / UK

+1 716 525 7239 / +44 7976870961

marex@fticonsulting.com

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